EXPENSE LIMITATION AGREEMENT

PIMCO ETF Trust

650 Newport Center Drive

Newport Beach, California 92660

May 10, 2024

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This will confirm the agreement between PIMCO ETF Trust (the “Trust”) and Pacific Investment Management Company LLC (“PIMCO”) as follows:

1. The Trust is an open-end investment company consisting of multiple series. This Agreement shall pertain to the PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund (the “Fund”).

2. Pursuant to an Investment Management Agreement dated April 24, 2009 (the “Investment Management Agreement”) between the Trust and PIMCO, the Trust has retained PIMCO to provide the Trust with investment advisory services and to provide or procure supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Investment Management Agreement, the Fund pays to PIMCO a monthly management fee at annual rates with respect to the Fund as set forth in Schedule A to the Investment Management Agreement (the “Management Fee”).

3. The Fund shall be subject to a limit on the payment of the Fund’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and/or payment of the Fund’s pro rata share of the Trust’s Trustees’ fees (the “Expenses”) in any year of 0.49 basis points (the “Expense Limit”). For the avoidance of doubt, the Fund shall not bear organizational expenses. The Fund’s organizational expenses shall be borne by PIMCO.

4. To the extent that the Expenses attributable to the Fund in any fiscal year exceed the Expense Limit for the Fund, that portion of such expenses that cause the Expenses for the Fund to exceed the Expense Limit (the “Excess Amount”) shall be waived, reduced or, if previously paid, reimbursed by PIMCO as provided in Paragraph 5.

5. Each month the Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Expenses of the Fund for any month exceed the Expense Limit of the Fund, PIMCO shall waive or reduce its Management Fee for such month, or reimburse the Fund, by an amount sufficient to reduce the Fund’s annualized Expenses below the Expense Limit for that month.

6. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Management Fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

7. If in any month during which the Investment Management Agreement is in effect, the estimated annualized Expenses of the Fund for that month are less than the Expense Limit, PIMCO shall be entitled to reimbursement by the Fund of any Management Fee waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six (36) months, to the extent that the Fund’s annualized Expenses plus the amount so reimbursed does not exceed, for such month, the Expense Limit, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO. For the avoidance of doubt, PIMCO shall not be entitled to reimbursement of any organizational expenses of the Fund previously borne by PIMCO.

8. This Agreement shall become effective on May 10, 2024, shall have an initial term that ends on October 31, 2025, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of this Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

9. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Amended and Restated Declaration of Trust or Amended and Restated By-Laws, each as amended from time to time, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

10. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

11. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund, individually and not jointly. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, individually and not jointly, as provided in the Trust’s Amended and Restated Declaration of Trust dated November 4, 2014, and as amended from time to time.

13. This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO ETF TRUST

By:
Name:	Bijal Parikh
Title:	Treasurer

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:	Peter Strelow
Title:	Managing Director and Co-Chief Operating Officer